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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2009___ AND ENDING ___12/31/2009 *___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RenCap Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Avenue, 20th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Simone   **(646) 216-1733**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Anthony Simone** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

RenCap Securities, Inc. _____ , as

of _____ **December 31,** ___ , 20 **09** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

_____ ~~Aty G.Sre~~
                                                              Signature

NARCISA HOLMES	**CFO**
NOTARY PUBLIC STATE OF NEW YORK	Title
QUEENS COUNTY	
LIC. #01HO6130716	
COMM. EXP. 07/18/2013	

~~Holmes~~
Notary Public   2/24/2010

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2009

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors
RenCap Securities Inc.

We have audited the accompanying statement of financial condition of RenCap Securities Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. and at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2010

1

<h1 style="text-align:center">RenCap Securities, Inc.</h1>

<h2 style="text-align:center">Statement of Financial Condition</h2>

<p style="text-align:center">December 31, 2009</p>

Assets

Cash	$	14,641,215
Receivables from clearing broker		917,568
Fixed assets, net		3,665,128
Due from affiliates		587,250
Deferred tax asset		1,676,646
Other assets		399,517
Total assets	$	21,887,324

Liabilities and stockholder's equity

Liabilities:

Accrued compensation	$	4,673,524
Accounts payable and accrued expenses		3,133,339
Due to affiliates		76,689
Total liabilities		7,883,552
Total stockholder's equity		14,003,772
Total liabilities and stockholder's equity	$	21,887,324

See the accompanying notes to the financial statements.

RenCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

RenCap Securities (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Holdings Management Limited ("RHML"). RHML is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

In July 2009, the Financial Accounting Standards Board ("FASB") issued the *FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in this statement of financial condition use the Codification referencing system prescribed by the FASB.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition accompanying notes. Actual results could differ from those estimates.

RenCap Securities, Inc.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Securities transactions

Securities transactions and related expenses are recorded on a trade date basis.

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, *Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. The standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year.

The Company adopted ASC 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2009.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2009, the company had net capital of $7,665,404 which was $7,415,404 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. At December 31, 2009 the total amount due from Penson Financial Services, Inc. was approximately $917,568. All trades unsettled at year end subsequently cleared in early 2010.

5. Fixed assets

Fixed assets at December 31, 2009 consist of the following:

Equipment	$ 865,373
Leasehold improvements	3,676,446
Computer software	74,958
Furniture and fixtures	424,539
	5,041,316
Less accumulated depreciation and amortization	(1,376,188)
	$ 3,665,128

6. Income taxes

The difference between the Company's effective income tax rate and the federal statutory tax rate of 34% is primarily due to an increase in the Company's ASC 740-10 reserve as well as state and local taxes.

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The deferred tax asset primarily consists of deferred compensation, depreciation, and other temporary items. The Company has not recorded an associated valuation allowance with respect to these temporary differences because management believes it is more likely than not that the Company will realize the deferred tax assets.

At December 31, 2009, the Company had approximately $1,400,000 of unrecognized tax benefits.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At December 31, 2009, the Company had approximately $209,000 accrued for interest and penalties.

The Company operates primarily in the U.S. The Company's Federal income tax return is currently under examination by the Internal Revenue Service for the tax year ended December 31, 2007.

7. Related Party Transactions

Commission and brokerage income are earned by the Company for extending the affiliate's purchases and sales of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Related trades are executed on an agency basis. The Company is compensated on a "cost plus" method and as a result a portion of the earned commission and brokerage income is retroceded to a foreign affiliate. Included in due from affiliates on the statement of financial condition is approximately $549,000 related to this cost plus arrangement. Also included in due from affiliates are costs paid by the Company on behalf of its affiliates. At December 31, 2009 this amounted to approximately $27,000. The remaining balance of approximately $ 11,000 is commissions owed to the Company.

Amounts due to affiliates generally arise from costs paid on behalf of the Company by its affiliates. At December 31, 2009, this amounted to approximately $76,689.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2009 are as follows:

	Minimum Rental
Year ending:	
2010	$ 599,625
2011	599,625
2012	615,000
2013	645,750
2014	1,722,000
Thereafter	$ 4,827,750

The operating lease expires in August 2017 and is subject to escalations.

Pursuant to a clearing agreement with Penson Financial Services, Inc., the Company introduces all of its domestic securities transactions to its clearing broker on a fully disclosed basis.

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2009 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts. Trades during 2009 were executed on an agency basis.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

The Company maintains its cash balances with one major financial institution which has elected to participate in the FDIC's Transaction Account Guarantee Program ("TAGP"). The TAGP provides 100% deposit insurance coverage for non-interest-bearing transaction accounts.

9. Fair Value Measurement

The Company values all investments in accordance with ASC 820 *"Fair Value Measurements and Disclosures"* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no assets or liabilities measured at fair value under ASC 820 as of December 31, 2009.

Fair Value Option

ASC 825, *"Financial Instruments"* provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument.

9. Fair Value Measurement (continued)

by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in the RHML's various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash, equity of RHML, and equity tracker awards which are subject to certain vesting provisions. These awards are expensed over the vesting period.

11. Subsequent Events

At December 31, 2009 the Company had a liability of approximately $672,000 relating Federal, New York State and New York City taxes. On January 13, 2010, pursuant to a voluntary disclosure agreement with the IRS, the Federal portion of the liability was settled.

The Company has evaluated subsequent events through February 26, 2010, which is the date these financial statements were available for issuance.



STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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